SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 25, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.

(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated May 25, 2007, announcing that Shanghai Automotive Co., Ltd (SA), China’s largest automotive OEM, will deploy DS’s CATIA throughout the group: R&D Center and Suppliers across China; SA’s engineering branches in the UK and SSANGYONG Motor in Korea.

Shanghai Automotive Corporation Drives Dassault Systèmes PLM Solutions throughout the Enterprise

China’s Largest Automotive OEM Enhances Product Development and Innovation Capabilities with CATIA

Shanghai, China, May 25, 2007- Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced that Shanghai Automotive Co., Ltd (SA), China’s largest automotive OEM, will deploy DS’s CATIA throughout the group: R&D Center and Suppliers across China; SA’s engineering branches in the UK and SSANGYONG Motor in Korea. The signing ceremony was held in Shanghai today at DS’s 2007 PLM Executive Summit. Driving these solutions throughout the enterprise will allow SA to enhance its own brand car development, innovation capabilities and ultimately boost efficiencies and quality.

“Thanks to the common architecture linking with CATIA, we are building a virtual product development environment where designers and production planners, no matter where they work, can collaboratively explore and validate design and manufacturing decisions. It is milestone for the cooperation between DS and SA,” says Zhang Xinquan, CIO of SA.

“As China transforms from a ‘Made in China’ to a ‘Created in China’ economy, streamlined PLM solutions are essential to speeding time to market and product innovation, prerequisite criteria to gaining and maintaining global market share in the automotive industry. This marks the most significant commitment to date of PLM business in China’s automotive industry,” comments Bernard Charlès, president and CEO, Dassault Systèmes.

DS’s CATIA, the industry standard for designing the virtual product, enables users to simulate the entire range of industrial design processes, from initial concept to product design, analysis and assembly. CATIA seamlessly integrates with ENOVIA thanks to DS’s open, component-based architecture (CAA). This will help SA to easily deploy the next step of its PLM strategy, ENOVIA VPLM, which enables users to manage highly complex product, resource and manufacturing processes in medium and large extended enterprises.

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About Shanghai Automotive Co., Ltd

Shanghai Automotive Co., Ltd (SA), securities code 600104, was listed on the Shanghai Stock Exchange in November 1997. It is currently the largest listed auto company in China. SA has a wholly-owned passenger car company and several joint ventures, including Shanghai General Motors (SGM), Shanghai Volkswagen (SVW) and Shanghai Sunwin. It has a controlling stake in Shanghai General Motors Wuling (SGMW) and Ssangyong Motor. SA also owns an auto financing company as well as companies that produce transmissions, chassis, electronic instruments and other related car components.

About Dassault Systèmes

As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Press Contacts:

Yingyan Stanley Zhao (China)

+86-21-58880101

Yingyan_zhao@ds-cn.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: May 25, 2007	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration